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Exhibit 4.2(a)

David R. Pomije
801 Tonkawa Road
Long Lake, MN 55356

March 31, 2002

Stanley A. Bodine
2nd Swing, Inc.
5810 Baker Road
Minnetonka, Minnesota 55345

Re:	Mezzanine Financing Letter Agreement

Dear Stan:

        As you know, 2nd Swing, Inc. (the "Company") and David R. Pomije (herein referred to as "my" "me" or "I") have previously entered into a Letter Agreement relating to certain Mezzanine Financing (the "Former Letter Agreement"). Pursuant to the Former Letter Agreement, the Company issued a Promissory Note dated November 1, 2001, in the original principal amount of $5,000,000.00 (the "Former Note"). As of the date hereof, the balance on the Former Note is $4,550,000.00 plus interest of $46,363.14.

        The Company and I have agreed to terms for a new agreement evidenced and memorialized by this letter (the "Mezzanine Letter Agreement") as follows:

        1.    On or about March 31, 2002, the Company will pay down the principal balance of the Former Note by an amount equal to $1,050,000.00, plus all accrued but unpaid interest on the Former Note as of such date. The remaining balance of the Former Note in the amount of $3,500,000 shall be payable pursuant to a new note (as defined and described below).

        2.    As of March 31, 2002, the Former Note will be cancelled and the Company will execute and deliver a new note in the amount of $3,500,000.00 (the "Mezzanine Note"), in the form attached hereto and incorporated herein by reference as Exhibit A. The Mezzanine Note shall bear interest at the rate of twelve percent (12%) per annum and shall be payable in monthly interest-only payments on the first day of each month during the term thereof beginning on May 1, 2002. The entire balance of the Mezzanine Note will be due and payable in full on June 1, 2003 (the "Maturity Date"). The Mezzanine Note will also provide that in the event the Company prepays all or part of the principal of such Mezzanine Note (but no prepayment shall be less than $100,000 and shall be in $10,000 increments above $100,000) prior to the Maturity Date, I, or my assigns, will re-loan the Company up to the $3,500,000.00 principal amount, but any such re-lending will nonetheless become due and payable in full, together with accrued interest, on the Maturity Date. I, or my assigns, shall have no obligation to re-lend the Company any additional amount if there exists an Event of Default, as defined in the Mezzanine Note, until such Event of Default is cured. In the event a third party lender loans funds to the Company as a working capital line in the amount of $1,000,000.00 or more and has taken a security interest in, among other things, the Company's inventory and accounts receivable, or other assets, and if the holder of the Mezzanine Note requests a secured interest in the Company inventory, accounts receivable, and other assets of the Company, the Company shall grant such request and execute and deliver a security agreement containing customary terms and conditions to grant such secured interest to the Mezzanine Note holder, but such secured interest shall be secondary to and subordinate to any third party lender of working capital funds and having or requiring a secured interest in the inventory and accounts receivable or other assets of the Company. The Mezzanine Note holder shall execute a subordination agreement provided by the working capital line lender having or requiring a prior secured interest or a secured interest having priority over the holder of the Mezzanine Note.

        3.    The Company will grant me 350,000 warrants to purchase common voting shares of the Company, par value $0.01, at a per share price of $2.75, for a term of ten (10) years, in consideration for the financial accommodations made pursuant to this Mezzanine Letter Agreement, pursuant to the terms of a Warrant Agreement (the "Warrant"), attached hereto and incorporated herein by reference as Exhibit B. In the event of an assignment as provided in paragraph 4 hereafter of all or part of the Mezzanine Note, all or part of the Warrant may also be assigned to the assignee as I may direct.

        4.    In the event that I desire to assign all or part of the Mezzanine Note, the Company agrees to permit such assignment of the Mezzanine Note and all or part of the Warrant as I direct, provided that the minimum principal balance which may be assigned is $500,000.00 and that such assignee is an "accredited investor" as defined under the federal securities laws.

        5.    The Company agrees to reimburse me, or my assigns, upon demand for all reasonable out-of-pocket expenses, including reasonable attorneys' fees, in connection with enforcement by me, or my assigns, of the obligations of the Company under this Mezzanine Letter Agreement and the Mezzanine Note.

        6.    This Mezzanine Letter Agreement shall supersede and void the Former Letter Agreement.

        Please indicate your acceptance of these terms and conditions by signing and returning the enclosed copy of this letter.

Thank you.

Best regards.

Very truly yours,

David R. Pomije

Acceptance

        This 1st day of April, 2002, 2nd Swing, Inc., a Minnesota corporation, hereby accepts, ratifies and confirms the above terms and conditions of the Mezzanine Letter Agreement and agrees to be bound by the terms of the Mezzanine Letter Agreement and the instruments referenced therein.

2ND SWING, INC.
By
Stanley A. Bodine Its Chief Executive Officer

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  Exhibit 4.2(a)